UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of April 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director/PDMR Shareholding


Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Monday, 31 March 2008 under the Non-Executive Directors' Share Purchase Plan:-



Name of Director                   No. of  Percentage of     Price    Total Holding     Total Percentage
                                   Shares   Issued Stock       per        Following            Following
                                Purchased              % Share GBP     Notification       Notification %

David Arculus                         322       0.00004%   GBP6.80           10,545             0.00130%

Lord Burns                            321       0.00004%   GBP6.80            8,792             0.00109%

Patrick Cescau                        321       0.00004%   GBP6.80            3,079             0.00038%

Ken Hydon                             322       0.00004%   GBP6.80            7,494             0.00093%


Name of Director                  No. of     Percentage of Price per Total Holding    Total Percentage
                                    ADRs      Issued Stock     ADR $     Following           Following
                               Purchased                 %            Notification      Notification %

Susan Fuhrman                        425          0.00005%    $13.57         5,726            0.00071%



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 01 April 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary